SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Triangle Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

Simbolo Acquisition Sub, Inc. (Offeror)

Gilead Sciences, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

89589H 10 4

(CUSIP Number of Class of Securities)

Gregg Alton
Vice President and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive,

Foster City, California  94404

Tel: (650) 574-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard E. Climan, Esq.

David A. Lipkin, Esq.

Cooley Godward LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA  94306-2155

Tel: (650) 843-5000

Fax: (650) 849-7400

Calculation of Filing Fee

Transaction Valuation Not Applicable	Amount of Filing Fee Not Applicable

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☒ Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

GILEAD CONTACTS:	TRIANGLE CONTACTS:
Susan Hubbard, Investors	Daniel G. Welch
(650) 522-5715	(919) 402-1111

Amy Flood, Media	R. Andrew Finkle
(650) 522-5643	(919) 493-5980

For Immediate Release

GILEAD  SCIENCES  TO  ACQUIRE  TRIANGLE  PHARMACEUTICALS  FOR  $464  MILLION

Gilead to Launch Coviracil® in 2003

Will Develop Co-Formulation of Viread® and Coviracil

Foster City, CA and Durham, NC, December 4, 2002 — Gilead Sciences, Inc. (Nasdaq: GILD) and Triangle Pharmaceuticals, Inc. (Nasdaq: VIRS) today announced that they have signed a definitive agreement under which Gilead plans to acquire Triangle.  The transaction has been structured as a two-step acquisition comprised of a cash tender offer for all of the outstanding Triangle common stock at $6.00 per share, followed by a cash merger in which Gilead would acquire any remaining outstanding Triangle common stock at $6.00 per share.  The value of the transaction is approximately $464 million.  The deal is expected to be dilutive to earnings in 2003, neutral in 2004 and accretive in 2005 and beyond.  The tender offer is subject to various conditions, including the tender of at least a majority of the shares of Triangle common stock in the tender offer and the receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act.  Gilead and Triangle expect the tender offer to close in the first half of 2003.

“As a company dedicated to advancing therapeutics against life-threatening infectious diseases, Gilead has a strong scientific and strategic rationale for the acquisition of Triangle.  Our focus in infectious diseases has enabled us to successfully launch Viread® (tenofovir disoproxil fumarate) and Hepsera™ (adefovir dipivoxil) in the United States within the span of one year.  We believe Triangle’s product portfolio offers important synergies and opportunities for growth while allowing us to leverage the infrastructure, capabilities and relationships with HIV and hepatitis B-treating physicians that we have built around the world,” commented John C. Martin, PhD, President and CEO, Gilead Sciences.  “Together, our combined organization is well positioned to successfully launch Coviracil® (emtricitabine, FTC) into the competitive HIV marketplace.”

“The Triangle team has built a portfolio of products with great potential for patients suffering from HIV disease and chronic hepatitis B,” said Daniel G. Welch, Chairman and CEO, Triangle Pharmaceuticals.  “Gilead has recognized this potential and brings the experience of its team to ours, allowing us to more fully realize the potential of Coviracil and our other compounds in development.  This transaction validates the oustanding accomplishments and the value created by the Triangle team.”

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December 4, 2002	Page 2

Strengthened Antiviral Franchise

Triangle’s pipeline of products includes the antiviral Coviracil, a one pill, once daily nucleoside analogue for the treatment of HIV and for which Triangle filed a New Drug Application with the U.S. Food and Drug Administration in September 2002.  Triangle expects to file a Marketing Authorisation Application in Europe before the end of the year.  In addition to pursuing the commercialization of Coviracil as a single agent, Gilead plans to immediately initiate development of a co-formulation of Viread and Coviracil as a potential fixed-dose combination treatment for patients with HIV.  Coviracil also is being evaluated in a Phase III study for patients with chronic hepatitis B.  The Triangle portfolio includes amdoxovir (DAPD), a nucleoside analogue in Phase II clinical studies for the treatment of HIV, and clevudine (L-FMAU), a nucleoside analogue in Phase I/II studies for the treatment of chronic hepatitis B.

Gilead’s current product portfolio includes six commercially available products, four of which are antivirals.  These include Viread for the treatment of HIV, marketed exclusively by Gilead; Hepsera for the treatment of chronic hepatitis B, for which Gilead has retained rights in the United States, Canada, Europe, Australia and New Zealand and for which GlaxoSmithKline has licensed rights in Asia, Latin America and select other territories; Vistide® (cidofovir injection) for the treatment of cytomegalovirus retinitis, marketed in the United States by Gilead and internationally by Pharmacia Corporation; and Tamiflu® (oseltamivir phosphate) for the treatment and prevention of influenza, marketed worldwide by Hoffmann-La Roche. Gilead also markets AmBisome® (amphotericin B) liposome for injection internationally and with Fujisawa Healthcare in the United States and markets DaunoXome® (daunorubicin citrate liposome injection) worldwide.

Terms of the Transaction

The definitive agreement provides that Gilead will commence a two-step acquisition comprised of a cash tender offer for all outstanding Triangle common stock at $6.00 per share, followed by a cash merger in which Gilead would acquire any remaining outstanding Triangle common stock at $6.00 per share. Upon completion of the second-step merger, Triangle will become a wholly owned subsidiary of Gilead. In connection with this transaction, Gilead is providing to Triangle $50 million of interim financing for working capital needs in exchange for a convertible note.  Up to $30 million of this loan may become forgivable under certain circumstances.

The Board of Directors of Triangle has voted to recommend the tender offer and the merger to its stockholders. Gilead does not anticipate any changes to its Board of Directors or senior management team as a result of the transaction.  Goldman, Sachs & Co. is acting as financial advisor to Gilead; Banc of America Securities LLC is representing Triangle.

Conference Call

Gilead will host a conference call today, December 4, 2002, at 9:00 a.m. Eastern Time.  To access the live call, please dial 1-800-967-7185 (U.S.) or 1-719-457-2634 (international).  Telephone replay is available approximately one hour after the call through 7:00 p.m. Eastern Time, December 7, 2002.  To access, please call 1-888-203-1112 (U.S.) or 1-719-457-0820 (international).  The conference ID number is 366111.  The information provided on the teleconference is only accurate at the time of the conference call, and Gilead will take no responsibility for providing updated information.

About Triangle Pharmaceuticals

Triangle Pharmaceuticals, Inc. is a specialty pharmaceutical company engaged in the development of new antiviral drug candidates, with a particular focus on therapies for the human immunodeficiency virus (HIV) and the hepatitis B virus. Triangle’s proprietary drug candidates under development for HIV and/or hepatitis B include Coviracil® (emtricitabine), amdoxovir (formerly DAPD) and clevudine (formerly L-FMAU).

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December 4, 2002	Page 3

About Gilead Sciences

Gilead Sciences is a biopharmaceutical company that discovers, develops and commercializes therapeutics to advance the care of patients suffering from life-threatening diseases worldwide.  The company has six marketed products and focuses its research and clinical programs on anti-infectives.  Headquartered in Foster City, CA, Gilead has operations in the United States, Europe and Australia.

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements.  These risks include the risk to both companies that the acquisition of Triangle by Gilead contemplated in the definitive acquisition agreement will not be consummated.  In addition, statements in this press release relating to the expected benefits of the contemplated acquisition are subject to the risk that the products and employees of Gilead and Triangle will not be integrated successfully, that Triangle’s products in development will not receive regulatory approvals or market acceptance, risks associated with Gilead’s ability to develop a co-formulation of Viread and Coviracil, and the general risks associated with the respective businesses of Gilead and Triangle as described in the reports and other documents filed by each of them with the Securities and Exchange Commission.  The reader is cautioned not to rely on these forward-looking statements. All forward-looking statements are based on information currently available to Gilead and Triangle, and neither Gilead nor Triangle assumes any obligation to update any forward-looking statement or other statement included in this press release.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Triangle shares. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. At the time the expected tender offer is commenced, Gilead will file these tender offer materials with the Securities and Exchange Commission and Triangle will file a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement will contain important information. Stockholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent free of charge to all stockholders of Triangle. All of these materials will also be available free of charge at the SEC’s website at www.sec.gov.

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For more information on Gilead Sciences, please call the Gilead Public Affairs Department at

1-800-GILEAD-5 (1-800-445-3235) or visit www.gilead.com.

For more information on Triangle Pharmaceuticals, please call 1-919-493-5980 or visit www.tripharm.com.